Exhibit 16.1

Ernst & Young LLP 8488 Rozita Lee Ave. Suite 310 Las Vegas, NV 89113	Tel: +1 702 267 9000 Fax: +1 702 267 9010 ey.com

June 24, 2024
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Commissioners:
We have read Item 4.01 of Form 8-K dated June 19, 2024, of Golden Entertainment, Inc. and are in agreement with the statements contained in the second sentence of the first paragraph as it relates to the date of notification of our dismissal and the second and third paragraphs on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
Very truly yours,
/s/ Ernst & Young LLP
A member firm of Ernst & Young Global Limited